FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
      Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Sims Luke E.	2. Issuer Name and Tickler or Trading Symbol NAIC Growth Fund, Inc. (GRF)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X_ Director ___ 10% Owner ___ Officer (give title below) ___Other (specify below) __________________________________
(Last) (First) (Middle) 777 East Wisconsin Avenue, Suite 3700	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 8/02
(Street) Milwaukee WI 53202			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	8/07/02	P		400	A	$9.94	See below	D
Common Stock	8/08/02	P		300	A	$9.75	See below	D
Common Stock	8/09/02	P		100	A	$9.75	See below	D
Common Stock	8/14/02	P		700	A	$9.75	See below	D
Common Stock	8/30/02	P		1,000	A	$9.25	See below	D
Common Stock							28,099	D
Common Stock							45	I	By self-directed Keogh plan
Common Stock							17,415	I	By children
Common Stock							51,830	I	By Triad Investment Company, LLC

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/ Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
	/s/ Luke E. Sims **Signature of Reporting Person	9/3/02 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure